August 19, 2021

FILED VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Horizon Funds Response to Staff’s Comment to Preliminary Proxy Statement Filed July 30, 2021 (File Nos. 811-23063 and 333-205411)

Ladies and Gentlemen:

We are submitting this correspondence on behalf of our client, Horizon Funds (the “Trust”). Ms. Deborah O’Neal, of the staff (the “Staff”) of the Securities and Exchange Commission provided oral comments on August 10, 2021 regarding the Preliminary Proxy Statement (the “Preliminary Proxy”) filed by Trust pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended.

The following are the Staff’s comments to the Preliminary Proxy and the Trust’s response to each:

1.	Please confirm that all disclosures required by Item 22(c)(6) of Schedule 14A have been made.

RESPONSE: The Trust so confirms, noting that, pursuant to Instruction 4 to Item 22(c)(6), “no information need be given in response to Item 22(c)(6) with respect to any transaction that is not related to the business or operations of the Funds and to which neither the Fund nor any of its Parents or Subsidiaries is a party.” Notwithstanding, the Trust has added the following statement to the end of the last paragraph under “Information Regarding the Adviser”: “As a result, Mr. Cannon and Mr. Drahzal will receive significant payments in connection with the Transaction.”

2.	Please explain whether the Board of Trustees (the “Board”) considered the performance of the funds in the Trust (the “Funds”) as a part of its evaluation of the New Advisory Agreements (as defined in the Preliminary Proxy), and, if appropriate, consider revising the disclosure in the Preliminary Proxy.

RESPONSE: The Registrant confirms that the Board did consider the Funds’ performance as a part of its evaluation of the New Advisory Agreements. The Trust will include the following additional disclosure in the Definitive Proxy:

The Investment Performance of the Funds and the Adviser. In this regard, the Board considered each Fund’s past performance, including comparisons to benchmarks and peer funds. The Board also considered each Fund’s portfolio turnover, use of soft dollars and best execution policies.

3.	Please confirm that all disclosures required by Item 22(b) of Schedule 14A have been made.

RESPONSE: The Trust so confirms.

Thank you for your comments. Please contact me at 336-607-7512 if you have any additional questions or comments.

Very truly yours,

/s/ Jeffrey Skinner
Jeffrey Skinner